August 20, 2007

Larry Spirgel
Mail Stop 3720
Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Re: Amendment #4 to Freedom Financial Holdings, Inc.
Registration Statement on Form SB-2
Filed August 20, 2007
File No. 333-140538

Dear Mr. Spirgel:

Enclosed is a copy of Amendment No. 4 to the Registration Statement on Form SB-2 (the "Registration Statement") of Freedom Financial Holdings, Inc. (the "Company").

The following responses address the comments of the reviewing staff of the Commission as expressed over the phone. Aside from making amendments to the prospectus in response to the comments and suggestions posed by your office the Company has made additional modifications to the prospectus.

The page numbers referenced in this letter relate to the information set forth in the hard copy version marked to show changes of the Registration Statement as delivered by courtesy copy and may not directly correspond to the unmarked or Edgar versions thereof.

Capitalized terms used but not otherwise defined herein have the meanings attributed to them in the Registration Statement.

1.	Financial Statements: The financial statements have been updated to meet the requirements of Item 310(g) of Regulation S-B.

2.
Line of Credit Agreement: The summary of the material terms of the line of credit entered into between the Company and Robert Carteaux has been amended to clarify the terms of repayment of the line of credit. Additionally, the line of credit agreement has been amended to increase the line from $300,000 to $500,000. The amended line of credit agreement has been included as Exhibit 10.58, a copy of which is included for your review. The amendments are incorporated on page 69 of the enclosed word document. Additionally, the amended language is as follows:

In April 2007 the Company entered into a line of credit agreement with Carteaux wherein the Company may borrow up to $300,000. In August 2007 the line of credit was amended to increase the amount the Company may borrow to $500,000. The terms of the line of credit agreement call for payment of the principal and interest at a flat rate of ten percent (10%) of the amount actually borrowed. Principal and interest at a flat 10% of the outstanding principal will be paid upon the Company raising $1,500,000 (50% of the offering) or more. In the event that the Company raises less than $1,500,000, the principal will continue to accrue interest at a flat rate of 20% per year and will be paid from operations, when available. As of the date of this Prospectus, Carteaux has advanced $400,000 to the Company and the Company has not repaid any principal to Carteaux.

Further, with respect to the aforementioned line of credit agreement, the use of proceeds table has been amended to indicate what portion of the proceeds from the offering, if any, will be allocated to the repayment of the line of credit. The amended table appears on pages 19-20 of the enclosed word document. Additionally, the amended table is as follows:

The following table demonstrates how the Company intends to use the offering proceeds if 25%, 50%, 75% or 100% of the offering is sold.

Percentage of Offering Sold (1)	25%	50%	75%	100%
Expansion of Subsidiary	$100,000 (13.3%)	$200,000 (13.3%)	$350,000 (15.5%)	$550,000 (18.4%)
Investment in Technology	$60,000 (8%)	$60,000 (4%)	$300,000 (13.3%)	$300,000 (10%)
Open New Offices	$50,000 (6.7%)	$100,000 (6.7%)	$250,000 (11.1%)	$400,000 (13.3%)
Recruitment of New Loan Officers	$50,000 (6.7%)	$75,000 (5%)	$200,000 (9%)	$400,000 (13.3%)
Legal	$100,000 (27.8%)	$100,000 (6.7%)	$100,000 (4.5%)	$100,000 (3.3%)
Underwriting Commissions	$60,000 (8%)	$120,000 (8%)	$180,000 (8%)	$240,000 (8%)
Printing	$29,000 (3.9%)	$29,000 (1.9%)	$29,000 (1.3%)	$29,000 (1%)
Accounting	$50,000 (6.7%)	$50,000 (3.4%)	$50,000 (2.2%)	$50,000 (1.7%)
Operating & Working Capital	$51,000 (6.8%)	$66,000 (4.4%)	$91,000 (4%)	$231,000 (7.7%)
Reduction of Debt	$200,000 (26.6%)	$700,000(2) (46.6%)	$700,000 (31.1%)	$700,000 (23.3%)
Total	$750,000	$1,500,000	$2,250,000	$3,000,000
(1) The proceeds from the offering will be used to pay all expenses (legal, accounting, underwriting commissions, and printing) of the offering first. Thereafter, the Company intends to use the proceeds proportionately according to the percentages listed above.
(2) As of the date of this prospectus, $400,000 has been advanced to the Company pursuant to the terms of a line of credit dated April 27, 2007 and amended on August 1, 2007. Principal and interest at a flat 10% of the outstanding principal will be paid upon the Company raising $1,500,000 (50% of the offering) or more in this offering. As such, $440,000 of the proceeds of the offering will be used to pay the line of credit. In the event that the Company raises less than $1,500,000, the principal will continue to accrue interest at a flat rate of 20% per year and will be paid from operations, when available.

3.
Soliciting Dealer Agreement (Exhibit 1.1): The terms of the Soliciting Dealer Agreement, have been finalized and the agreement has been signed. A redlined and clean version of the agreement have been included for your review.

4.
Underwriter Warrant (Exhibit 10.50): The exercise price of the underwriter’s warrants have been raised from 10% above the public offering price to 25% above the public offering price. The amended language appears on page 25 of the enclosed word document. Additionally, a redlined copy has been included for your review.

If you would like further explanation of the contents of this letter, please feel free to call us at (858) 566-7010.

Weintraub Law Group, PC

 /s/__________________
Kristin Lund, Esq.